HILL INNOVATIVE LAW, LLC

4140 ROSWELL RD. NE

ATLANTA, GA 30342
(404) 394-4342 COLIN@HILLINNOVATIVELAW.COM

November 29, 2021

VIA ELECTRONIC EDGAR FILING

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	AQUA POWER SYSTEMS, INC.
Amendment No. 1 to Form 10-12G
Filed October 28, 2021
File No. 000-56361

Ladies and Gentlemen:

We acknowledge receipt of the comments from the staff of the Division of Corporate Finance (the “Staff”) set forth in the Staff’s comment letter dated November 23, 2021 (the “Staff Letter”) addressed to Stephen Carnes, Chief Executive Officer of Aqua Power Systems, Inc. (the “Company”) regarding the Company’s registrant statement on Form 10-12G filed October 28, 2021. We have electronically filed herewith on behalf of the Company Amendment No. 1 (the “Form 10/A”) to the above-referenced Form 10-12G. We have included a narrative response herein keyed to the comment of the Staff set forth in the Staff Letter. We trust you shall deem the contents of this letter responsive to the Staff Letter.

Registration Statement on Form 10-12G filed October 28, 2021

Item 1 Business, Blank Check Company Status, page 3

Comment 1. We note your disclosure that you are a "shell company" as defined in Rule 12b-2 of the Exchange Act and that you seek to merge with a private entity. We also note your Rule 419 disclosures and that as a blank check company, any offerings of your securities would need to comply with Rule 419 under the Securities Act. Please expand your Rule 419 disclosures to discuss the risk that a requirement to comply with Rule 419 could deter a target company from entering into a business transaction with your company. Also revise your shell company disclosure to discuss the prohibition on the use of Form S-8 by shell companies.

Response:     The Company acknowledges the Staff’s comment and has revised its disclosure regarding A. the Rule 419 disclosures to discuss the risk that a requirement to comply with Rule 419 could deter a target company from entering into a business transaction with the Company and B. the shell company disclosure to discuss the prohibition on the use of Form S-8 by shell companies as follows (A. see “Item 1 Business – Blank Check Company Status” and B. “Item 1 Business – Acquisition Opportunities” on page 3 and 4 of the Form 10/A; insertions identified by underline):

A.	Blank Check Company Status

At present, the Company is a blank check company with no revenues and the Company has no specific business plan or purpose other than to seek new business opportunities or to engage in a merger or acquisition with an unidentified company. As a blank check company, any offerings of our securities would need to comply with Rule 419 under the Securities Act. The provisions of Rule 419 apply to every registration statement filed under the Securities Act by a blank check company. Rule 419 requires that the blank check company filing such registration statement to deposit the securities being offered and proceeds of the offering into an escrow or trust account pending the execution of an agreement for an acquisition or merger. In addition, the registrant is required to file a post-effective amendment to the registration statement containing the same information as found in a Form 10 registration statement upon execution of an agreement for such acquisition or merger. The rule provides procedures for the release of the offering funds in conjunction with the post effective acquisition or merger. The requirement to comply with Rule 419 could deter a target company from entering into a business transaction with us, as the management of the target company may determine the aforementioned procedures to be too onerous or costly and decide to enter into a business transaction with a company that does not have to comply with Rule 419. The Company has no current plans to engage in any such offerings.

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

November 29, 2021

B.	Acquisition Opportunities

The Company is a shell company in that it has no or nominal operations and either no or nominal assets. At this time, the Company’s purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company’s virtually unlimited discretion to search for and enter into potential business opportunities.

Negotiations with any merger candidate are expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon certain factors, such as the target company’s assets and liabilities, the Company’s current shareholders will most likely hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires an operating business with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company’s then shareholders. Management does not expect to negotiate a cash payment in exchange for the outstanding shares held by non-affiliates.

In applying the foregoing criteria, none of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Company’s limited capital available for investigation, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired. In addition, we will be competing against other entities that possess greater financial, technical and managerial capabilities for identifying and completing business combinations. Further, shell companies are prohibited from the use of Form S-8, which allows a registrant to register securities that are to be offered to its employees or employees of its subsidiaries or parents under any employee benefit plan, until the shell company has ceased being a shell company for at least 60 calendar days and has filed all reports and other materials required by section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports and materials). As the Company is a shell company, the aforementioned prohibition could prove to be a disadvantage to other entities that we will compete with for identifying and completing a business combination that can utilize Form S-8 to register stock.

We may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. We may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

Comment 2. We note the disclosure that on June 6, 2014, the Company changed its name to Aqua Power Systems Inc. and that October 19, 2020, Small Cap Compliance, LLC filed its motion to serve as custodian of the Company. Revise to disclose the reasons for the Company's inactivity between 2014 and 2020.

Response:     The Company acknowledges the Staff’s comment and has revised its disclosure regarding the reasons for the Company’s inactivity between 2014 and 2020 as follows (see “Item 1 Business – Corporate History” on page 1 of the Form 10/A; insertions identified by underline):

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

November 29, 2021

Corporate History

We were originally incorporated in Nevada on December 9, 2010, as NC Solar Inc. with the goal of developing solar energy collection farms on commercial and/or industrial buildings located on distressed, blighted and/or underutilized commercial land in North Carolina and other southern states of the United States. On June 6, 2014, management changed and, on August 12, 2014, we changed our name to Aqua Power Systems Inc. Between June 6, 2014 and October 19, 2020, the Company was abandoned by its officers and directors, as they failed to file an annual list of officers or pay annual fees to the Nevada Secretary of State on December 31, 2016, and neither gave notice nor held a meeting of the shareholders, since at least 2016.

Comment 3. Please update the discussion of the receivership to describe the November 8, 2021 hearing.

Response:     The Company acknowledges the Staff’s comment and has revised its disclosure regarding the discussion of the receivership to describe the November 8, 2021 hearing as follows (see “Item 1 Business – Receivership” on page 2 and 3 of the Form 10/A; insertions identified by underline and deletions by strikethrough):

Receivership

In re: AQUA POWER SYSTEMS INC., a Nevada Corporation, (Application of Stephen Carnes)

On January 28, 2021, Stephen Carnes filed an application with the Eight District Court of Nevada to be appointed as the Receiver of the Company and requested that the Court Order written proof of claim from all Claimants and Creditors of the Company as a reasonable and necessary step toward rehabilitating our insolvency.

On March 1, 2021, the Eighth Judicial District Court of Nevada ordered that Stephen Carnes be appointed “Receiver” of the Company, with the authority to rehabilitate the Company by, including but not limited to, collecting the debts and property due and belonging to the Company, to compromise and settle with the debtors and creditors of the Company, to prosecute and defend lawsuits in the name of the Company, to do all other acts as might be done by the Com, to do all other acts as may be reasonable and necessary to continue the business of the Company, and to appoint agents for the exercise of these duties.

On March 1, 2021, the Eighth Judicial District Court of Nevada ordered that all claimants and creditors of the Company had sixty (60) days, from March 1, 2021, to submit written proof of claim to the receiver.

On May 3, 2021, Claimant Graham Taylor submitted claims on behalf of himself, Heng Hong Investment, and Puriwanto Handoko.

On June 28, 2021, Receiver filed a motion to shorten time and a motion to bar asserted claims and unasserted claims.

On August 5, 2021, the Eighth Judicial District Court of Nevada ordered that all claimants and creditors of the Company are barred from participating in the distribution of assets of the Company which arose on or before August 6, 2021 (Notice of entry of the Order). No appeal was filed by the claimants within the timeframe for an appeal.

On October 4, 2021, filed a Motion to Terminate the Receivership and a hearing was set for November 8, 2021, regarding the Company’s Motion to Terminate the Receivership. At the hearing, on November 8, 2021, the Company’s Motion to Terminate the Receivership was granted.

On November 9, 2021, the Eighth Judicial District Court of Nevada ordered the Receivership Terminated.

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

November 29, 2021

Item 10 Recent Sales of Unregistered Securities, page 22

Comment 4. We note your disclosure of your sale of unregistered securities in an exempt private placement transaction on April 22, 2021. Please expand your disclosure to include the name(s) of the purchaser(s) or identify the class of person(s) to whom the securities were sold. Please refer to Item 701(b) of Regulation S-K.

Response:     The Company acknowledges the Staff’s comment and has revised its disclosure regarding the sale of unregistered securities in an exempt private placement transaction on April 22, 2021 to include the name(s) of the purchaser(s) as follows (see “Item 10 Recent Sales of Unregistered Securities” on page 22 of the Form 10/A; insertions identified by underline):

Item 10. Recent Sales of Unregistered Securities.

On December 7, 2020, the Company issued 500,000 shares of convertible Series B Preferred Stock to Small Cap Compliance, LLC (the “Custodian”) for services rendered and debts paid by the Custodian, in its capacity as the Custodian.

On April 22, 2021, we received $200,000 in net proceeds from a private placement, in which we sold 100,000 shares of our common stock for a price of $2.00 per share to Wong Hang NGA.

We believe the offer, sale and issuance of the above securities were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder because the issuance of securities to the recipient did not involve a public offering.

Sincerely, Hill Innovative Law, LLC By: /s/ David L. Hill, II David L. Hill, II, Esq.

cc:	Yolanda Guobadia/U.S. Securities and Exchange Commission
Gus Rodriguez/U.S. Securities and Exchange Commission
Cheryl Brown/U.S. Securities and Exchange Commission
Loan Lauren Nguyen/U.S. Securities and Exchange Commission
Stephen Carnes/Aqua Power Systems, Inc.